The Spectranetics Corporation

9965 Federal Drive

Colorado Springs, Colorado 80921

April 3, 2013

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549-3628

Re:                             The Spectranetics Corporation
Registration Statement on Form S-3
File No. 333-187172
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Spectranetics Corporation (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-187172) (the “Registration Statement”), as amended, so that the Registration Statement may become effective at 2:00 p.m. Eastern Daylight Savings Time on April 4, 2013, or as soon as practicable thereafter.

The Registrant hereby authorizes Jeffrey Sherman of Faegre Baker Daniels LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i)                 should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)                the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)               the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to Faegre Baker Daniels LLP, attention: Jeffrey Sherman, via facsimile at (303) 607-3600.

If the Commission staff has any questions or concerns regarding this correspondence, please feel free to contact the Registrant’s counsel at Faegre Baker Daniels LLP—Jeffrey Sherman at (303) 607-3649.

By:	/s/ Guy A. Childs
Name:	Guy A. Childs
Title:	Chief Financial Officer